FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

March 9, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1
Amendment No. 1 Filed February 22, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By letter dated March 3, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on February 22, 2011 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form S-1

Prospectus Cover Page

1.
Please update the date of your prospectus to reflect the current filing date. Furthermore, your financial information, including MD&A, should be updated to reflect your results of operation and financial condition through December 31, 2010.

RESPONSE: The Company has updated its prospectus to reflect the current filing date and its financial information to reflect its results of operation and financial condition through December 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 18.

Liquidity and Capital Resources, page 23

2. We reissue comment one from our letter dated February 3, 2011. Even with the reverse split you describe, you have approximately 848 million shares available to issue based on the disclosure contained in your Form 10-Q filed on February 22, 2011.

Based on the closing price of your common stock on February 25, 2011 ($0.0077), you would need to issue approximately 1.9 billion shares (1,948,051,948) in order to raise the full $15 million under the Kodiak financing agreement. If calculated as of the date of your response letter, the number would have been 2 billion shares.

Please revise your disclosure in order to clarify that you will most likely have to increase your number of authorized shares, requiring a shareholder vote, before you would have the ability to raise the full $15 million under the Kodiak financing agreement.

RESPONSE: We have revised the Registration Statement to add this disclosure (See page 23 of the Registration Statement).

3.
We reissue comment 2 from our letter dated February 3, 2011. Revise your disclosure to quantify the aggregate amount that is past due and currently in default.  Your revised disclosure does not address the amount in default pursuant to your loan agreements. Discuss the steps management is taking to satisfy these obligations and assess, based upon information known to management through discussions with lenders, the likelihood that the company will be able to continue as a going concern and satisfy these obligations prior to foreclosure and bankruptcy.

RESPONSE: We have revised the Registration Statement to add this disclosure (See page 23 of the Registration Statement).

Form 10-K for the fiscal year ended June 30, 2010

Revenue Recognition, page F-13

4.
Please expand on your response to our comments 3 and 5 from our letter dated February 3, 2011 to clarify your revenue recognition policy for your Phone House business.  If true, please confirm that your returns are recorded in the same period that the concurrent revenue is recorded and you in fact are able to record actual returns in each period.  In addition, confirm that even though your return policy is 90 days, all returns actually happen within 30 days of sale.

RESPONSE: As outlined in our previous response, Phone House has a general no returns policy from customers. Once the customer uses the card, there is no return allowed or required by Phone House. In one of three circumstances Phone House would accept returns as follows:

➢	Inventory management by Phone House:
Inventory management by Phone House is carried out weekly based on card usage reports that show that certain cards may be selling better in one area over another. In order to maximize revenues and customer sales throughput, Phone House may exchange the slow moving cards in one area with different cards and sell them to the customer with better sales for that particular card. In this case, we will issue a credit for the returned cards and a new invoice for the replacement cards.
➢	Exchange request by card provider:
In the case of exchanges requested by the providers, we receive a credit note with a new invoice in the same amount for the exchanged cards, which is required by the card management systems to record usage on the cards. We perform the same treatment with Phone House customers to record the exchange.
➢	Card expiration:
Whereas the cards we sell do carry a 90 day expiry period as standard, in practice the cards are sold and used weekly and are paid for within a 30 day period on average (see table below). Phone House, has never had to take back cards due to expiration.

We confirm that we report revenues for each quarter net of actual returns received during the month following the quarter end which, based on inventory days outlined below, is sufficient to capture any returns resulting from the respective quarter. The accounting treatment is to debit revenues and increase accounts receivable for the sales amounts, debit inventory and credit cost of goods sold for the respective cost amounts in the reported quarter for returns in the following month. Therefore reported revenues are in effect based on cards that have been used by end users during the reported quarter.

    Table 1: Inventory Turnover and Accounts Receivable Days.
	Quarter ending September 30, 2009	Quarter ending December 31, 2009	Quarter ending March 31, 2010	Quarter ending June 31, 2010	Quarter ending September 30, 2010	Quarter ending December 31, 2010
Inventory Balance	341,804	252,632	278,221	290,615	253,803	252,632
Inventory Turnover	12	15	10	10	15	16
Inventory Turnover Days	8	6	9	9	6	6

Accounts Receivable in Days	27	33	36	35	30	33

In future Form 10-Ks we will clarify and modify our revenue recognition policy, as it relates to returns, to reflect the above, as follows:

“Telecom: The Company operates two businesses that provide prepaid telecom products and services.  Phone House Inc. is a master distributor of prepaid calling cards and mobile products purchased from third party card and wireless service providers.  Phone House invoices its channel partners, such as retailers, resellers or other distributors when activated cards are delivered to them. Once cards are used by end customers there are no returns required or allowed by Phone House. In certain limited circumstances, Phone House will accept returns. Any returns are credited to the partners and are placed back in inventory for resale to other partners. We recognize revenues for each quarter based on the invoices issues for delivered products less returns received during the reporting quarter and during the month following the quarter end, which is sufficient to accurately capture any returns resulting from the respective quarter. Phone House is responsible for inventory purchased from suppliers and the credit risk for products sold to the channel but does not have an ongoing service responsibility once the cards are purchased by customers.”

Form 10-Q for the fiscal Quarter Ended December 31, 2010.

Condensed Consolidated Balance Sheets, page 4

5.
We note that your accounts receivable balance increased from $1.1 million to $1.9 million while your allowance for doubtful accounts decreased from $431,381 to 218,015 from June 30, 2010 to December 31, 2010.  Please disclose why your allowance for doubtful accounts decreased while your accounts receivable balance increased significantly. Further explain why your condensed consolidated statements of cash flows do not include bad debt expense as disclosed on page 6.

RESPONSE:  We have included the following paragraph in Footnote 6, “Accounts Receivable and Concentration of Credit Risk” of our amended Quarterly Report for the period ending December 31, 2010 to address this comment.

“The allowance for doubtful accounts at June 30, 2010 was $431,381. During the period ended December 31, 2010, the Company elected to write off $289,484 in accounts receivable that were deemed no longer collectable. These amounts had been fully provided for in the allowance for doubtful accounts at June 30, 2010. As the accounts receivable balance over 90 days was reduced by the amounts written off, the allowance for doubtful accounts required at as at December 31, 2010 was $218,015.”

The allowance is calculated using the following approach, which we will add to our accounting policies section of our future Form 10-Ks:

“The Company continually reviews accounts receivable to ascertain the risk of non-payment. It applies an allowance for doubtful accounts based on the age of the all receivable on the following basis.

Age	Allowance
0-60	Zero
61-90	50%
91 days and over	75%

On a case-by-case basis the Company may apply an allowance for doubtful accounts of 100% where there is significant doubt as the collection of the receivable. Only when collection becomes highly unlikely, due to bankruptcy or other similar event of the debtor, will accounts receivable balance be reduced.”

With respect to the condensed consolidated statements of cash flows, we have traditionally included the change in net accounts receivable (after deducting the allowances) in the consolidated cash flows. We have amended our Quarterly Report to show the bad debt expense separately and will continue to disclose this item separately in future filings.

5. Acquisition of Ingedigit International Inc. and Gotham Ingedigit Financial Processing Corp.

6. Please tell us why you did not file audited financial statements and pro forma financial statements for your acquisition of Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp. It appears that such acquisitions meet the significance tests of Rule 8-04 of Regulation S-X.

RESPONSE:  We have not yet filed audited financial statements and pro forma financial statements for our acquisition of Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp. because there was a delay in finalizing the audits.  The audits of these two companies have been completed now and a Form 8-K/A is currently being drafted. We expect to file the Form 8-K/A on or before this Friday, March 11, 2011.

7. Tell us how you valued the Series H Convertible Preferred Stock issued in the acquisition and refer to your basis in the accounting literature that supports your methodology. Further, explain the assumptions used and why.

RESPONSE: The consideration for the acquisition consisted of 300,000 Series H preferred shares issued at the date of the agreement. Additionally, there is 150,000 Series H preferred shares contingently issuable at year 1 and 150,000 Series H preferred shares contingently issuable at year 2. These additional 300,000 shares are issuable only if the acquisition target achieves stated

income thresholds. The Series H preferred shares are convertible into common shares at a stated dollar value of $10 worth of common shares, less a discount, to be valued at the time of the conversion therefore, the closing date fair market value of the 600,000 Series H preferred shares equal $6,000,000. The company recorded the discount as a beneficial conversion feature to the preferred stock that is accreted over 1 year.

FASB ASC 805-30-7 requires the consideration transferred to be recorded at acquisition-date fair value. Pursuant to that paragraph, consideration includes both the initial 300,000 preferred stock issued in this case as well as the contingent consideration. Further, we applied the guidance in FASB ASC 805-10-55-24 “Arrangements for Contingent Payments to Employees or Selling Shareholders” to determine whether the contingent consideration was in fact contingent consideration or separate transactions. In particular, we applied the guidance from paragraphs a. and g. of that subsection as follows:

a.      The contingent consideration was not subject to continuing employment.

g.      The formula for the contingent consideration is based on a stated target income and not a percentage of earnings. As stated in paragraph g, a percentage of earnings might suggest that the contingent arrangement is a profit sharing arrangement. However that paragraph states: “if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree.”

Through this analysis, it was concluded the contingent consideration was not separate a transaction. Therefore, we included the fair value of the contingent consideration as part of the acquisition.

14. Commitments and Contingencies, page 27

8. With regard to your material contingencies, disclose the amounts that you have accrued in your financial statements. If you did not accrue for significant contingencies, disclose the reason an accrual was not necessary for each case or proceeding. Refer to your basis in accounting literature.

RESPONSE: We have disclosed the amounts carried for each contingency in the financial statements, as listed on page 27 of our amended Quarterly Report in our financial statements. We have accrued for all of the significant contingencies in accordance with FASB ASC 450-20.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer